Exhibit 99.2

U-BX TECHNOLOGY LTD.
CONSOLIDATED BALANCE SHEETS (unaudited)

	December 31, 2024	June 30, 2024

ASSETS
Current Assets
Cash	$18,698,268	$4,834,350
Accounts receivable, net	32,444	396,288
Advances to suppliers, net	3,736,795	2,070,333
Prepayments and other current assets, net	134,529	9,438,440
Total current assets	22,602,036	16,739,411

Non-current Assets
Property and equipment, net	5,596	7,499
Intangible assets, net	5,462	5,709
Right-of-use assets	14,181	18,035
Other assets	18,882	23,744
Total non-current assets	44,121	54,987

Total Assets	$22,646,157	$16,794,398

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term loans	$805,464	$701,577
Accounts payable	1,035,592	718,130
Taxes payables	346,707	875,612
Accruals and other liabilities	125,621	152,197
Amounts due to a related party	453,849	457,772
Operating lease liabilities – current portion	7,414	7,374
Total current liabilities	2,774,647	2,912,662

Non-current Liabilities
Operating lease liabilities	-	7,584
Deferred tax liabilities	338	154
Total non-current liabilities	338	7,738

Total Liabilities	2,774,985	2,920,400

Commitments and contingencies (Note 13)

Shareholders’ Equity
Ordinary shares ($0.0016 par value, 500,000,000 authorized 3,112,500 and 1,687,500 shares issued and outstanding as of December 31, 2024 and June 30, 2024, respectively)*	4,980	2,700
Additional paid-in-capital	20,276,520	14,578,800
Statutory reserves	401,295	570,807
Accumulated deficit	(718,136)	(1,233,509)
Accumulated other comprehensive loss	(93,487)	(44,800)

Total shareholders’ equity	19,871,172	13,873,998

Total liabilities and shareholders’ equity	$22,646,157	$16,794,398

*	Giving retroactive effect to the 1-for-16 reverse share split effected on November 19, 2024.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (unaudited)

	For the Six Months Ended December 31,
	2024	2023

Revenues	$17,287,465	$29,284,218
Cost of revenues	(17,079,275)	(28,705,358)
Gross profit	208,190	578,860

Operating expenses:
General and administrative expenses	(578,914)	(807,114)
Total operating expenses	(578,914)	(807,114)

Loss from operations	(370,724)	(228,254)

Other income (expenses):
Interest income	220,224	2,641
Interest expenses	(24,259)	(5,587)
Gain on deconsolidation of a subsidiary	523,746	-
Other (expenses) income, net	(2,556)	28,875
Total other income, net	717,155	25,929

Income (loss) before income taxes	346,431	(202,325)

Income tax expense	(570)	(14,508)

Net income (loss)	$345,861	$(216,833)

Comprehensive loss
Foreign currency translation loss	(48,687)	(45,764)
Comprehensive income (loss) attributable to shareholders	$297,174	$(262,597)

Loss per ordinary share
Basic and diluted	$0.18	$(0.14)

Weighted average number of ordinary shares outstanding
Basic and diluted*	1,940,833	1,523,958

*	Giving retroactive effect to the 1-for-16 reverse share split effected on November 19, 2024.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS PERIOD ENDED DECEMBER 31, 2023 AND 2024 (unaudited)

	Ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	receivable	capital	reserves	deficit	income (loss)	Equity
Balance as of July 1, 2023	1,500,000	$2,400	$-	$1,041,855	$300,171	$(214,331)	$(59,013)	$1,071,082
Issuance of ordinary shares for cash	62,500	100	-	4,999,723	-	-	-	4,999,823
Net (loss)	-	-	-	-	-	(216,833)	-	(216,833)
Foreign currency translation adjustment	-	-	-	-	-	-	18,178	18,178
Balance as of December 31, 2023	1,562,500	$2,500	$-	$6,041,578	$300,171	$(431,164)	$(40,835)	$5,872,250

	Ordinary shares		Subscription	Additional paid-in	Statutory	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	receivable	capital	reserves	deficit	income (loss)	Equity
Balance as of July 1, 2024	1,687,500	$2,700	$-	$14,578,800	$570,807	$(1,233,509)	$(44,800)	$13,873,998
Issuance of ordinary shares for cash	1,425,000	2,280	-	5,697,720	-	-	-	5,700,000
Net income	-	-	-	-	-	345,861	-	345,861
Reversal of statutory reserves	-	-	-	-	(169,512)	169,512	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(48,687)	(48,687)
Balance as of December 31, 2024	3,112,500	$4,980	$-	$20,276,520	$401,295	$(718,136)	$(93,487)	$19,871,172

*	Giving retroactive effect to the 1-for-16 reverse share split effected on November 19, 2024.

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	For the Six Months Ended December 31,
	2024	2023

Cash flows from operating activities
Net income (loss)	$345,861	$(216,833)
Gain on deconsolidation of a subsidiary	(523,746)	-
Depreciation and amortization	4,936	1,260
Amortization of right-of-use assets	3,726	-
Change in allowance for credit losses	(113,938)	-
Change in allowance for doubtful accounts	(13,681)	-
Deferred income taxes	187	-
Changes in operating assets and liabilities:	(7,469)	-
Accounts receivable	365,266	4,100
Advance to suppliers	(1,682,601)	(94,730)
Prepayments and other current assets	(61,872)	(494,993)
Other non-current assets	(219,493)	-
Accounts payable	325,934	1,072,342
Advance from customers	-	(1,798,335)
Taxes payable	17,551	81,325
Accruals and other current payables	(25,594)	(1,901)
Net cash used in operating activities	(1,584,933)	(1,447,765)

Cash flows from investing activities
Purchase of property and equipment	1,807	(12,107)
Collection of loans to third parties	9,677,257	-
Net cash provided by (used in) investing activities	9,679,064	(12,107)

Cash flows from financing activities
Issuance of ordinary shares f	5,700,000	4,999,823
Proceeds from short-term loan	390,904	558,722
Repayments of short-term loan	(280,218)	(279,361)
Net cash provided by financing activities	5,810,686	5,279,184
Effect of foreign exchange rate on cash	(40,898)	21,842
Net increase in cash	13,863,919	3,841,154
Cash at the beginning of the period	4,834,349	1,293,709
Cash at the end of the period	$18,698,268	$5,134,863

Supplemental disclosures of cash flow information:
Interest paid	$12,720	$5,587
Income taxes paid	$-	$-

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	22,388	-

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION

U-BX Technology Ltd. (“U-BX”) is an exempted company incorporated under the laws of the Cayman Islands on June 30, 2021. U-BX does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries.

U-BX together with its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

In order to raise capital through an initial public offering in the United States, UB-X has undertaken a series of transactions (the “Reorganization”):

On July 14, 2021, U-BX formed its a wholly owned subsidiary, Snailinsur Group Limited (“U-BX HK”) in Hong Kong. On July 23, 2021, U-BX HK formed its wholly owned subsidiary, Beijing Lianghua Technology Co., Limited (“WFOE Beijing”) in PRC.

On August 16, 2021, WFOE Beijing entered into a series of contractual arrangements with the owners of U-BX Beijing. These agreements included a Consulting and Service Agreement, a Business Operation Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and Shareholder Voting Proxy Agreement (collectively “VIE Agreements”). Pursuant to the VIE Agreements, WFOE Beijing has the exclusive right to provide Youjiayoubao (Beijing) Technology Co., Limited (“U-BX Beijing”) with comprehensive technical support, consulting services and other services in relation to the Principal Business during the term of this Agreement. All the above contractual arrangements obligate WFOE Beijing to absorb a majority of the risk of loss from the business activities of U-BX Beijing and entitle WFOE Beijing to receive a majority of their residual returns. In essence, WFOE Beijing has gained effective control over U-BX Beijing.

On February 20, 2022, with approval of WFOE Beijing and approval of the sole executive director of U-BX Beijing, U-BX Beijing issued 2.99% equity interest in U-BX Beijing for nil consideration to a third-party investor. The issuance was completed on February 28, 2022. On February 28, 2022, Lianghua Technology exercised its call option under the Exclusive Call Option Agreements with certain shareholders of U-BX Beijing, dated August 16, 2021, and entered into equity transfer agreements with all the shareholders of U-BX Beijing to purchase all the equity interest in U-BX Beijing. The restructure was completed on March 3, 2022. As a result, U-BX Beijing became a wholly owned subsidiary of WFOE Beijing and the VIE structure was dissolved and the VIE Agreements were terminated. On May 21, 2024, WFOE Beijing signed an equity transfer agreement with Zhejiang JZSC Technology Co., Ltd. (“WFOE Zhejiang”), transferring 100% equity of U-BX Beijing to WFOE Zhejiang.

U-BX together with its subsidiaries were effectively controlled by the same shareholders before and after the reorganization and therefore the Reorganization was considered under common control and included at their historical carrying values. The consolidation has been prepared on the basis as if the reorganization had become effective as of the beginning of the first period presented in the consolidated financial statements.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 1 — ORGANIZATION AND BUSINESS DESCRIPTION (cont.)

U-BX, U-BX HK, the WFOEs, U-BX Suzhou, U-BX Beijing and its subsidiaries (the “Company”) primarily provide value-added services using artificial intelligence-driven technology to businesses within the insurance industry in PRC.

As of December 31, 2024, the Company’s principal subsidiaries are as follows:

Name of Entity	Date of Incorporation	Place of Incorporation	% of Ownership	Principal Activities
Hong Kong Snailinsur Group Limited (“U-BX HK”)	July 14, 2021	Hong Kong	100%	Investment holding
Beijing Lianghua Technology Co Ltd (“WFOE Beijing”)	July 23, 2021	PRC	100%	Investment holding
Youjiayoubao (Beijing) Technology Co., Ltd. (“U-BX Beijing”)	March 27, 2018	PRC	100%	Provision of services
Rudongyoujia Smart Technology Co., Ltd. (“RDYJ”)	July 27, 2018	PRC	N/A	Liquidated in October 2024
Jiangsu Jingmo Technology Co., Ltd. (“Jiangsu Jingmo”)	July 9, 2020	PRC	100%	Provision of services
Jiangsu Youjiayouche Technology Co., Ltd. (“Jiangsu YJYC”)	June 29, 2020	PRC	100%	Provision of services
Suzhou Lianghua Technology Co., Ltd. (“WFOE Suzhou”)	November 28, 2022	PRC	100%	Investment holding
Suzhou Youjiayoubao Technology Co., Ltd. (“U-BX Suzhou”)	December 2, 2022	PRC	100%	Provision of services
Zhejiang JZSC Enterprise Management Co., Ltd. (“WFOE Zhejiang”)	July 10, 2023	PRC	100%	Investment holding
JZSC Technology Co., Ltd. (“JZSC Technology”)	November 6, 2023	PRC	100%	Provision of services

In October 2024, RDYJ, a wholly owned subsidiary of the Company, completed its liquidation process with the State Administration for Industry and Commerce, resulting in a loss of control and deconsolidation, no proceeds were received. The deconsolidation resulted in a gain of $523,746, which reflects the derecognition of RDYJ’s net liabilities.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been consistently applied for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

In the opinion of management, all adjustments (consisting of normal recurring accruals) and disclosures necessary for a fair presentation of these interim consolidated financial statements have been included. The results reported in the consolidated financial statements for any interim periods are not necessarily indicative of the results that may be reported for the entire year. The accompanying consolidated financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all information and footnotes necessary for a complete presentation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”).

Certain information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in elsewhere in this interim report.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All transactions and balances between the Company and its subsidiaries have been eliminated upon consolidation.

Use of estimates

The preparation of unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and judgments are based on historical information, information that is currently available to the Company and on various other assumptions that the Company believes to be reasonable under the circumstances. Significant estimates required to be made by management, include, but are not limited to, the assessment of the allowance for doubtful accounts, depreciable lives of property and equipment, and realization of deferred tax assets. Actual results could differ from those estimates.

Functional currency and foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the unaudited condensed consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital transactions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the unaudited condensed consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income (loss) included in unaudited condensed consolidated statements of changes in shareholders' equity. Gains and losses from foreign currency transactions are included in the unaudited condensed consolidated statements of operations and comprehensive income (loss).

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“$”). The RMB is not freely convertible into foreign currency. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). No representation is made that the RMB amounts could have been, or could be, converted into $ at the rates used in the translation.

The exchange rates as of December 31, 2024 and June 30, 2024 and for the six months ended December 31, 2024 and 2023 are as follows:

	December 31,	June 30,	For the Six Months Ended December 31,
	2024	2024	2024	2023
Foreign currency	Balance Sheet	Balance Sheet	Profits/Loss	Profits/Loss
RMB:1USD	7.1884	7.1268	7.1373	7.1592

Cash

Cash include cash on hand and demand deposits in accounts maintained with commercial banks. The Company maintains its bank accounts in Mainland China and United States., which RMB is not a freely convertible currency in China.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

The Company adopted Accounting Standards Codification (“ASC”) 326 on July 1, 2022. Accounts receivables are presented net of an allowance for credit losses. The Company maintains an allowance for credit losses in accordance with ASC 326 and records the allowance for credit losses as an offset to assets such as accounts receivable, and the estimated credit losses charged to the allowance is classified as “General and administrative expenses”. The Company assesses collectability by reviewing receivables on a collective basis where similar characteristics exist, primarily based on size, nature and on an individual basis when identify specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the receivable balances, credit quality of the Company’s customer based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Bad debts are written off as incurred.

Advances to suppliers, net

Advances to suppliers consist of advances to suppliers for services that have not been provided or received. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to provide supplies to the Company or refund an advance.

Property and equipment

Property and equipment are carried at cost and are depreciated on the straight-line basis over the estimated useful lives of the underlying assets. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation and amortization are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. The Company examines the possibility of decreases in the value of its property and equipment, when events or changes in circumstances reflect the fact that their recorded value may not be recoverable. Depreciation expense was $ 1,749 and $1,207 for the six months ended December 31, 2024 and 2023, respectively.

Estimated useful lives are as follows, taking into account the assets’ estimated residual value:

Category	Estimated useful lives
Office equipment	3 years
Furniture and fixtures	3 – 5 years

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Intangible assets

Intangible assets consist primarily of the computer software. Intangible assets are stated at cost less accumulated amortization. Intangible assets are amortized using the straight-line method.

Computer software	15 years

Fair value of financial instruments

Financial Accounting Standards Board (“FASB”) ASC Section 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, accounts receivable, and other current assets, short-term loans, accounts payable, due to related parties, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities.

The Company’s non-financial assets, such as property and equipment would be measured at fair value only if they were determined to be impaired.

Leases

The Company accounted for leases in accordance with ASC Topic 842, Leases. The Company determines if an arrangement is a lease at inception. All the Company’s leases are operating leases. Operating lease right-of-use (“ROU”) assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate (“IBR”), which is prevalent lending prime rate, based on the information available at commencement date in determining the present value of future payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives and includes initial direct costs incurred. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expenses for minimum lease payments are recognized on a straight-line basis over the lease term. All operating lease right-of-use assets are reviewed for impairment annually. There was no impairment for operating lease right-of-use lease assets for the six months ended December 31, 2024 and 2023.

The Company elected not to record assets and liabilities on its consolidated balance sheet for lease arrangements with terms of 12 months or less. The Company recognizes lease expenses for such lease on a straight-line basis over the lease term

Revenue recognition

The Company recognizes revenue per FASB ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”) for all periods presented. According to ASC 606, revenue is recognized when control of the promised goods or services is transferred to the customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. The Company determines revenue recognition through the following steps: (1) identify the contract(s) with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation. We assess our revenue arrangements against specific criteria in order to determine if it is acting as principal or agent. Revenue arrangements with multiple performance obligations are divided into separate distinct goods or services. We allocate the transaction price to each performance obligation based on the relative standalone selling price of the goods or services provided.

The Company’s revenues are derived principally from digital promotion services, risk-assessment services and value-added services. Value added taxes (“VAT”) are presented as a reduction of revenues.

Digital promotion services

The Company generates revenues primarily from digital promotion services to insurance companies on its various website channels, including pay for performance marketing services whereby customers are charged based on effective clicks on their insurance product information, and display advertising services that allow customers to place advertisements on various websites.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Pursuant to the digital promotion contracts, the performance obligation of the Company is to provide promotion services for the planning, designing, customizing strategy scheme and promoting for the customer. The Company considers that both of the digital market planning and promotion services are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation. Revenues are recorded at a point in time when the performance obligation to deliver those digital promotion services is checked and accepted.

For the contracts that involve the third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the planning and producing the content for the promotion and (ii) having latitude in selecting third party vendors for promotions and establishing pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Risk-assessment services

The Company generates risk-assessment revenue from service fees of providing assessment reports to the insurance carriers. Utilizing the self-developed proprietary algorithmic model, the Company generates individualized risk reports based on the vehicle brand, model, travel area, and driver’s information.

Pursuant to the risk assessment contracts, the performance obligation of the Company is to utilize its self-developed risk assessment model and to provide risk assessment reports to customers. Consideration received reflects stand-alone selling prices and are settled monthly based on standard unit prices and service volumes rendered during the period. Revenue recognized at a point in time upon the service delivery and acceptance by the customers.

For the contracts that involve technical services provided by third-party vendors, the Company considers itself as provider of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the production of the risk assessment report with self-developed models and (ii) having latitude in select outsourced technical services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis.

Value-added bundled benefits services

The Company enters into value added benefits contracts with insurance companies. Pursuant to the value added benefits contracts, the Company provides the digital code with value added bundled benefits to customers. The bundled benefits including but not limited to auto maintenance service, auto value added service, vehicle moving notification services and other services. The Company is primarily responsible for selecting out-sourced vendors, integrating outsourced services and services provided in house to generate various bundled benefits digital code and providing technical supports for the code. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

For the contracts that involve the third-party vendors, the Company considers itself as principal of the services as it has control of the specified services at any time before it is transferred to the customers which is evidenced by (i) the Company is primarily responsible for the generation of the code and integrating various services provided by itself and outsourced vendors with the Company’s promise to provide products and services according to the contract entered into with customers and (ii) having latitude in select third party vendors for some value added services and establish pricing. Therefore, the Company acts as the principal of these arrangements and reports revenue earned and costs incurred related to these transactions on a gross basis. Revenue from value-added bundled benefits is recognized at a point in time when the Company satisfies the performance obligation by transferring promised services upon acceptance by customers.

Disaggregation of revenues

The following table summarized disaggregated revenues for the six months ended December 31, 2024 and 2023:

	For the six months ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Digital promotion services	$13,650,715	$19,010,864
Risk-assessment services	3,337,798	6,015,914
Value-added services	298,952	4,257,440
Total	$17,287,465	$29,284,218

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Contract balance

Accounts receivables are recorded when the Company performs a service in advance of receiving consideration and it has the unconditional right to receive consideration. Contract liabilities are recognized as advances from customers if the Company receives consideration but has not transferred the related goods or services to the customer, and included in advance from customers in the Company's consolidated balance sheets with the balance of nil as of December 31, 2024 and June 30,2024 respectively. All unsatisfied performance obligation will be performed within the next twelve months and no significant financing component is involved. There is no significant financing component in the Company's revenue arrangement because the Company's expected length of time between the payment and when the Company transfers the promised services is less than 12 months.

Cost of revenues

Cost of revenues consists primarily of expenses incurred in connection with the third-party cloud infrastructure expenses, outsourcing services paid to suppliers and third-party procurement costs are recognized as incurred.

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the unaudited interim consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period including the enactment date. Valuation allowances are established, when necessary, to reduce net deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income taxes are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended December 31, 2024 and 2023. The Company does not believe that there were any uncertain tax provisions as of December 31, 2024 and June 30, 2024. The Company’s subsidiaries in China are subject to the income tax laws of the PRC. No significant income was generated outside the PRC for the six months ended December 31, 2024 and 2023.

Value added tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. The VAT is based on gross sales price and the VAT rate is approximately 6%. The VAT collected may be offset by VAT paid by the Company on its purchases. The Company records a VAT payable or receivable net of payments in the accompanying unaudited condensed consolidated financial statements. All of the VAT returns filed by the Company’s subsidiaries in the PRC, have been and remain subject to examination by the tax authorities for five years from the date of filing.

Earnings (loss) per ordinary share

The Company computes earnings (loss) per ordinary share (“EPS”) in accordance with ASC 260, “Earnings per Share” (“ASC 260”). ASC 260 requires companies with complex capital structures to present basic and diluted EPS. Basic EPS are computed by dividing net income (loss) by the weighted average ordinary shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised and converted into ordinary shares. When the Company has a loss or dilutive shares would increase EPS or decrease loss per share, dilutive shares are not included. As of December 31, 2023 and June 30, 2023, there were no dilutive shares.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains, and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss) consists of foreign currency translation adjustments from the Company for translating the functional currencies to U.S. dollar, the reporting currency.

Concentration and Risks

Currency risk

The revenues and expenses of the Company’s entities in the PRC are generally denominated in RMB and their assets and liabilities are denominated in RMB. The RMB is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of RMB out of the PRC as well as exchange between RMB and foreign currencies require approval by foreign exchange administrative authorities with certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into other currencies.

Concentration and credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and accounts receivable.

The Company maintains its bank accounts in the PRC. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in the PRC are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit, which is RMB500,000 (approximately $75,000 US) per bank. As of December 31, 2024, the Company has approximately $1,661,000 of uninsured funds. However, management believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in the PRC and the Company believes that those Chinese banks that hold the Company’s cash are financially sound based on public available information.

The Company conducts credit evaluations on its customers prior to delivery its services. The assessment of customer creditworthiness is primarily based on historical collection records, research of publicly available information and customer on-site visits by senior management. Based on this analysis, the Company determines what credit terms, if any, to offer to each customer individually. If the assessment indicates a likelihood of collection risk, the Company will not deliver the services to the customer or require the customer to pay cash, post letters of credit to secure payment or to make significant down payments.

Major customers

For the six months ended December 31, 2024, one customer accounted for 30.5% of the Company’s total revenues. No customer individually represents greater than 10.0% of total revenues of the Company for the six months ended December 31, 2023.

As of December 31, 2024, three customers accounted for 59.7%, 26.4%, and 11.8% of the total balance of accounts receivable respectively. As of June 30, 2024, two customers accounted for 19.2% and 18.6% of the total balance of accounts receivable respectively.

Major suppliers

For the six months ended December 31, 2024, three suppliers accounted for 23.2%, 16.8% and 16.2% of the Company’s total purchases respectively. For the six months ended December 31, 2023, four suppliers accounted for 24.0%, 12.7%, 10.6% and 10.1% of the Company’s total purchases.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

As of December 31, 2024, three suppliers accounted for 52.4%, 21.4% and 16.1% of the total balance of accounts payable respectively. As of June 30, 2024, four suppliers accounted for 32.2%, 26.5%, 19.2% and 18.9% of the total balance of accounts payable respectively.

Recently issued accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU No. 2023-07”), to expand the annual and interim disclosure requirements for reportable segments, including public entities with a single reportable segment, primarily through enhanced disclosures about significant segment expenses. ASU No. 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with early adoption permitted. ASU 2023-07 is effective for the Company’s annual reporting period beginning July 1, 2024. The Company is currently evaluating the impact of adopting this standard.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU No. 2023-09”), to expand the disclosures in an entity’s income tax rate reconciliation table and income taxes paid both in U.S. and foreign jurisdictions. ASU No. 2023-09 is effective for fiscal years beginning after December15, 2024, with early adoption permitted. ASU 2023-09 is effective for the Company’s annual reporting period beginning July 1, 2025. The Company is currently evaluating the impact of adopting this standard.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material impact on the accompanying unaudited condensed consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Accounts receivable	$32,648	$398,731
Less: allowance for credit losses	(204)	(2,443)
Accounts receivable, net	$32,444	$396,288

Allowance for credit losses   movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2024	2023
Beginning balance	$2,443	$-
Provision	-	-
Reduction	(2,239)	-
Ending balance	$204	$-

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 4   — ADVANCES TO SUPPLIERS, NET

Advances to suppliers, net consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Advances to suppliers	$3,736,795	$2,084,014
Less: allowance for doubtful accounts	-	(13,681)
Advances to suppliers, net	$3,736,795	$2,070,333

Allowance for doubtful accounts movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2024	2023
Beginning balance	$13,681	$-
Provision	-	-
Reduction	(13,681)	-
Ending balance	$-	$-

NOTE 5 — PREPAYMENTS AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
VAT recoverable	$41,419	$39,161
Prepaid expenses and others current assets	93,921	54,056
Loans to third parties*	-	9,457,764
Subtotal	135,340	9,550,981
Less: allowance for Credit losses	(811)	(112,541)
Total	$134,529	$9,438,440

*	During the year ended June 30, 2024, the Company provided loans to some third parties for their working capital needs. These loans have a term of one year and bear interest at 8% per annum. As of December 31,2024, Elitepro Innovation Limited who borrowed approximately $5.3 million from the Company had repaid all principal and $240,576 in interest. Nexustech Services Limited who borrowed approximately $6.1 million from the Company had repaid all principal and $236,990 in interest.

Allowance for credit losses movement is as follows:

	For the six months ended December 31,	For the six months ended December 31,
	2024	2023
Beginning balance	$112,541	$-
Provision	581	-
Reduction	(112,311)	-
Ending balance	$811	$-

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 6 — SHORT-TERM LOANS

Bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or annually. The bank loans consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Loans from financial institutions	$805,464	$701,577

On March 13, 2023, U-BX Suzhou entered into a loan agreement with Bank of Communications to obtain a loan of RMB 1,000,000 ($138,393) for a term from March 13, 2023 to March 13, 2024 at a fixed annual interest rate of 3.7%. The loan is guaranteed by a third party, Beijing Yizhuang Guoji Financing Guarantee Limited. The loan was repaid on March 13, 2024 and subsequently obtained a new loan of RMB 3,000,000 ($420,964) from the Bank of Communications on April 12, 2024, with a loan term from April 12, 2024, to April 12, 2025, at an interest rate of 3.5%.

On December 22, 2023, U-BX Beijing entered into a loan agreement with Industrial and Commercial Bank of China to obtain a loan of RMB2,000,000 ($280,631) for a term from December 22, 2023 to July 4, 2024 at a fixed annual interest rate of 2.8%. The loan was fully repaid on July 4, 2024. The loan is guaranteed by a third party, Beijing Shouchuang Financing Guarantee Limited. The loan was repaid on July 4, 2024 and subsequently obtained a new loan of RMB 2,790,000 ($391,497) from Industrial and Commercial Bank of China on July 4, 2024, with a loan term from April 4, 2024, to July 3, 2025, at an interest rate of 2.8%.

NOTE 7 — TAXES PAYABLE

Tax payables consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Income tax payable	$346,473	$874,547
Withholding tax payable	219	519
VAT tax payable	15	546
Tax payables	$346,707	$875,612

NOTE 8 — ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Payroll and welfare payable	$19,937	$45,257
Other current liabilities	105,684	106,940
Accrued expenses and other current liabilities	$125,621	$152,197

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 9 — RELATED PARTY TRANSACTIONS

The table below sets forth the related parties and their relationships with the Company as of December 31, 2024:

Name of related parties	Relationship with the Company
Jian Chen	Founder and shareholder

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Amounts due to related parties, current*
Jian Chen	$453,849	$457,772

*	The balances mainly represent expenses paid on behalf of the Company for daily operations, and the movement of the balance was due to foreign exchange rate fluctuation .

NOTE 10 — TAXATION

Income Taxes

Cayman Islands

The Company was incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gains. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Under the current Hong Kong Revenue Ordinance, the Company’s subsidiary in Hong Kong is subject to 16.5% Hong Kong profits tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

PRC

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. Effective from January 1, 2008, a new Enterprise Income Tax Law, or the New EIT Law, combined the previous income tax laws for foreign invested and domestic invested enterprises in the PRC by the adoption of a unified tax rate of 25% for most enterprises with the following exceptions.

Entities qualifying as "small enterprise with low profit" and with a taxable income not exceeding RMB1.0 million are eligible for a preferential tax rate. For the six months ended December 31, 2024 and 2023, Jiangsu YJYC, Jiangsu Jingmo, WOFE Beijing, U-BX Suzhou, WOFE Suzhou and JZSC Technology were recognized as “small enterprise with low profit" and received a preferential income tax rate of 5%.

The following table reconciles the statutory rate to the Company’s effective tax rate:

	For the six months ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Income tax expense computed at applicable tax rates	25.0%	25.0%
Effect of PRC preferential tax rate and tax exemption	(154.3)%	(14.2)%
Non-deductible expenses	(15.2)%	62.3%
Change of valuation allowance	144.2%	(80.1)%
Effective tax rate	(0.4)%	(7.0)%

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 10 — TAXATION (cont.)

Significant components of the provision for income taxes are as follows:

	For the six months ended December 31,
	2024	2023
	(Unaudited)	(Unaudited)
Current income tax expense	$383	$14,508
Deferred tax expense	187	-
Income tax provision	$570	$14,508

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The following table presents the significant components of the Company’s deferred tax assets for the periods presented:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Deferred tax assets
Net operating loss carryforwards	$563,445	$776,310
Allowance for credit losses	42	6
Less: valuation allowances	(563,487)	(776,316)
Total deferred tax assets	$-	$-

Deferred tax liabilities
Operating lease liabilities	$(371)	$(748)
Right-of-use assets	709	902
Total deferred tax liabilities	$338	$154

As of December 31, 2024, the Company has net operating loss carryforwards of approximately $5,436,755 in the PRC that expire in 2029. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. For the six months ended December 31, 2024 and 2023, the change in valuation allowance amounted to an increase of $-212,865 and $45,587, respectively.

NOTE 11 — SHAREHOLDERS’ EQUITY

Ordinary shares

Refer to Note 10 of the Company’s annual financial statements in the Form 20-F for the year ended June 30, 2024, for additional details on shareholders’ equity.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 11 — SHAREHOLDERS’ EQUITY (cont.)

On October 24, 2024, the Company held its annual meeting of shareholders (the “Annual Meeting”), and the shareholders passed a special resolution to effect a one-for-sixteen share consolidation, and the share consolidation came to be effective on November 19, 2024.

On November 28, 2024, the Company entered into a private placement (PIPE) transaction with third-party investors, pursuant to which the investors agreed to purchase 1,425,000 new ordinary shares at a purchase price of $4.00 per share for a total consideration of $5,700,000, which the consideration has received.

As a result, the Company had 3,112,500 and 1,687,500 shares issued and outstanding as of December 31, 2024 and June 30, 2024.

Statutory reserves and restricted net assets

Relevant PRC laws and regulations permit payments of dividends by the Company’s entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s PRC subsidiaries are required to annually appropriate 10% of their net after-tax income to a statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As of December 31, 2024 and June 30, 2024, the Company’s PRC entities collectively attributed $401,295 and $570,807 of retained earnings to their statutory reserves, respectively.

As a result of these PRC laws and regulations and the requirement that distributions by the PRC entities can only be paid out of distributable profits computed in accordance with PRC accounting standards and regulations, the PRC entities are restricted from transferring a portion of their net assets. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries. As of December 31, 2024 and June 30, 2024, the aggregate amounts of restricted net assets of the relevant PRC entities amounted to $1,034,011 and $187,696, respectively.

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12 — LEASES

Operating Leases

On November 30, 2023, the Company entered into an operating lease for an office. The lease term was from November 30, 2023 to November 29, 2026. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet.

The lease agreement does not contain any material residual value guarantees or material restrictive covenants, and the extended lease contract does not contain options to extend at the time of expiration.

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)

Operating lease right-of-use assets	$14,181	$18,035
Operating lease liabilities – current	7,414	7,374
Operating lease liabilities – noncurrent	-	7,584
Total operating lease liabilities	$7,414	$14,958

The weighted-average remaining lease term and the weighted-average discount rate of leases are as follows:

	December 31, 2024	June 30, 2024
	(Unaudited)	(Audited)
Weighted-average remaining lease term (years)	1.92	2.42
Weighted-average discount rate	2.80%	2.80%

U-BX TECHNOLOGY LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, except for number of shares, or otherwise noted)

NOTE 12 — LEASES (cont.)

The following table summarizes the maturity of operating lease liabilities as of December 31, 2024:

Year ending June 30,	Amount

Remaining of 2025	$-
2026	7,624
Thereafter	-
Total lease payments	7,624
Less: imputed interest	(210)
Total lease liabilities	$7,414

NOTE 13 — COMMITMENTS AND CONTINGENCIES

a) Commitments

As of December 31, 2024 and June 30, 2024, the Company did not have commitments contracted but not yet reflected in the consolidated financial statements.

(b) Contingencies

From time to time, the Company is subject to legal proceedings, investigations and claims incidental to the conduct of its business. As of December 31, 2024 and June 30, 2024, the Company was not involved in any legal or administrative proceedings.

NOTE 14 — SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 18, 2025, the date these financial statements were available for issuance, and has determined none of these events were required to be recognized or disclosed in the unaudited condensed consolidated financial statements.